                    [Far East Energy Corporation Letterhead]



                                  July 28, 2005



Via Facsimile (202) 772-9220 and
Edgar Correspondence


Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

         Re: REGISTRATION STATEMENT ON FORM S-2 OF FAR EAST ENERGY CORPORATION, REGISTRATION NO. 333-125242

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Far East Energy Corporation, hereby requests acceleration of the effectiveness of its Registration Statement on Form S-2 (Reg. No. 333-125242) at 12:00 p.m., Eastern time on July 28, 2005 or as soon thereafter as is practicable.

Far East Energy Corporation acknowledges that:

    - should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Far East Energy Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    - Far East Energy Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FAR EAST ENERGY CORPORATION


By:  /s/ Bruce N. Huff
     --------------------------------------------------
     Bruce N. Huff,
     Chief Financial Officer, Secretary and Treasurer


     cc:  W. Crews Lott, Baker & McKenzie, LLP